Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

October 28, 2009

Sierra Wireless Reports Third Quarter 2009 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting third quarter 2009 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the third quarter of 2009, solid revenue, strong gross margin and significant cost reductions drove better than expected non-GAAP earnings from operations.  We also continued to deliver strong cash flow from operations and added to our cash position.” said Jason Cohenour, President and Chief Executive Officer.  “In addition, we continued to experience important benefits of the Wavecom acquisition, including improved diversification, lower product costs and growing momentum in our Solutions & Services business.  We believe that our integration with Wavecom is going well and is on track.  Our operating cost trajectory is aligned with our expectations and we have made strong progress on site rationalization, deployment of our new organizational structure and systems integration.  Additionally, we continued to leverage the strength of our combined position to drive new OEM design wins representing market share gains.

As we look forward, we are focused on continued strong business execution in a challenging environment and completing our successful integration with Wavecom.  We believe that our demand outlook has improved, although short term growth is likely to be tempered by constraints in the flash memory supply chain.  We remain confident that as the business environment strengthens, we are well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence, a strong balance sheet and an excellent team.”

Q3 2009 Financial Results - GAAP

Our revenue for the third quarter of 2009 was $135.7 million, gross margin was $47.2 million, or 34.8% of revenue, operating expenses were $57.4 million, loss from operations was $10.2 million and our net loss was $7.6 million, or loss per share of $0.25.

Q3 2009 Financial Results – Non-GAAP

Our non-GAAP results exclude transaction costs related to Wavecom, restructuring costs, integration costs, stock based compensation expense, acquisition related amortization, and foreign exchange gains and losses related to the Wavecom acquisition.  Adjusting for these amounts, our non-GAAP results for Q3 2009 are as follows:

		Q3 2009		Q3 2008
(in millions of U.S. dollars)	Sierra Non-GAAP	Wavecom Non-GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue – GAAP and Non-GAAP	$102.6	$33.1	$135.7	$136.8

Gross margin – GAAP	$33.0	$14.2	$47.2	$37.8
Stock-based compensation	0.1	—	0.1	0.1
Gross margin – Non-GAAP	$34.6	$14.2	$47.3	$37.9

Earnings (loss) from operations – GAAP	$6.0	$(16.2)	$(10.2)	$9.8
Transaction costs	0.4	—	0.4	—
Restructuring costs	—	5.3	5.3	—
Integration costs	0.8	0.5	1.3	—
Stock –based compensation	1.6	0.1	1.7	1.6
Acquisition related amortization	0.6	5.9	6.5	0.7
Earnings from operations – Non-GAAP	$9.5	$(4.4)	$5.1	$12.1

Net earnings (loss) – GAAP			$(7.6)	$7.3
Transaction, restructuring, integration, stock-based compensation and acquisition amortization costs, net of tax			15.0	1.6
Unrealized foreign exchange gain			(1.5)	—
Non-controlling interest			—	—
Net earnings – Non-GAAP			$5.9	$8.9

Diluted earnings (loss) per share – GAAP			$(0.25)	$0.23
Diluted earnings per share – Non-GAAP			$0.19	$0.28

On a non-GAAP basis, results for the third quarter of 2009, relative to guidance provided on July 30, 2009 are as follows:

Third quarter revenue for 2009 of $135.7 million was consistent with our guidance of $135.0 million. Our earnings from operations were $5.1 million, better than our guidance of earnings from operations of $2.0 million.  Our net earnings of $5.9 million, or diluted earnings per share of $0.19, were better than our guidance of a net earnings of $2.0 million, or earnings per share of $0.06.

On a non-GAAP basis, results for the third quarter of 2009, compared to the third quarter of 2008 are as follows:

Third quarter revenue decreased slightly to $135.7 million in 2009, compared to $136.8 million for the same period in 2008. Gross margin for the third quarter of 2009 was 34.9% of revenue, compared to 27.7% for the same period in 2008. Operating expenses were $42.3 million and earnings from operations were $5.1 million in the third quarter of 2009, compared to $25.7 million and $12.2 million, respectively, in the same period of 2008. Net earnings for the third quarter of 2009 were $5.9 million, or diluted earnings per share of $0.19, compared to net earnings of $8.9 million, or diluted earnings per share of $0.28, in the same period of 2008.  Our weighted average shares outstanding used in calculating earnings per share decreased to 31.1 million in the third quarter of 2009 from 31.3 million in the prior year because we repurchased shares under our normal course issuer bid.

On a non-GAAP basis, results for the third quarter of 2009, compared to the second quarter of 2009 are as follows:

Revenue for the third quarter of 2009 increased slightly to $135.7 million, compared to $135.3 million in the second quarter of 2009. Gross margin was 34.9% of revenue in the third quarter of 2009 as well as the second quarter of 2009. Operating expenses were $42.3 million and earnings from operations were $5.1 million in the third quarter of 2009, compared to $44.5 million and $2.8 million, respectively, in the second quarter of 2009. Net earnings for the third quarter of 2009 were $5.9 million, or diluted earnings per share of $0.19, compared to $1.5 million, or diluted earnings per share of $0.05 in the second quarter of 2009.

Our balance sheet remains strong, with $135.9 million of cash, cash equivalents and short-term investments at September 30, 2009.  In the third quarter of 2009, we generated $15.1 million of cash from operations on a GAAP basis.

Third Quarter and Recent Highlights Included:

•                  We implemented the restructuring and integration of Anyware Technologies, the Toulouse-based company that was a subsidiary of Wavecom, SA.  As a result of the restructuring, Anyware’s open source consulting business has been spun off and is now an independent entity, separate from Sierra Wireless.  The remaining team has been fully integrated into Sierra Wireless as the Solutions and Services business unit.  This group is now dedicated to creating and providing end to end solutions and portal services for the M2M market.  These solutions and services are sold to Operators, OEMs and system integrators on a software-as-a-service (“SaaS”) basis around the world.  The restructuring and integration of Anyware has enabled us to reduce our fixed cost structure, while sharpening our focus on end to end solutions for the machine-to-machine (“M2M”) market.

•                  PSA Peugeot Citroën Group, a global leader in advanced automotive technology, executed an agreement with our Solutions and Services business unit to use our device management services for remote device monitoring and delivery of software upgrades for cars equipped with Sierra Wireless embedded automotive solutions.

•                  Orbcomm, a global satellite data communications company, selected our M2M services platform to enable their customers to manage subscribers on both celestial and terrestrial networks, as well as for comprehensive device management.  The solution is expected to improve the control and monitoring of remote devices, help customers manage wireless service costs and enable simplified billing across multiple networks.

•                  We launched ACEnet services, a web based device management platform tailored for our AirLink intelligent gateway products. Using a SaaS model, ACEnet Services offers customers a secure hosted platform for configuring, controlling and managing their entire deployment of AirLink intelligent gateway devices using a standard web browser.  In the coming months, ACEnet Services will be fully integrated with our M2M Services platform.

•                  NetComm further strengthened its 3G offerings under an agreement to distribute our AirLink range of intelligent gateways in Australia and New Zealand. This agreement expands our collaborative relationship with NetComm, which has successfully integrated our embedded modules into their wireless routers for enterprise, SOHO, and consumer markets since 2007.

•                  We signed a Memorandum of Understanding (“MOU”) with T-Mobile that is expected to lead to collaborative market activities and joint solution offerings for the M2M market.

The areas of co-operation contemplated under the MOU include product development, marketing, sales and deployment of M2M solutions and related services. The co-operation targets the European market, with initial focus on Germany.

•                  We announced that two of our OEM partners, Outpost Central and Radiocrafts AS, have introduced smart metering solutions based on our Fastrack Supreme platform.  These two partners highlight our continued commitment to supporting solutions for the energy management market.

•                  We announced the addition of five new products to our AirCard® line of data cards and USB modems for mobile broadband networks worldwide. The AirCard 503, a convertible 2-in-1 card, and our AirCard USB 308/309 modems are our second generation products for the emerging HSPA+ technology standard, offering download speeds of up to 21 megabits per second (Mbps).  Our AirCard USB 301/302 modems for HSPA networks incorporate a new design and streamlined feature set for the value-driven consumer market.

•                  Following significant development and extensive Microsoft certification testing, several of our products have been designated as “Compatible with Windows 7”.  These products, the AirCard 402, Compass 885, USB 598 and MC 5728V embedded module, work seamlessly with the Windows 7 mobile broadband connection manager, streamlining installation and use of the devices.  Microsoft certification testing of other devices in our product portfolio is currently underway.

Financial Guidance

The following guidance for the fourth quarter of 2009 reflects our current business indicators and expectations. This guidance is presented on a non-GAAP basis, which excludes Wavecom transaction and integration costs, restructuring costs, stock-based compensation expense, acquisition amortization and foreign exchange on amounts related to the Wavecom acquisition.

Our guidance for the fourth quarter of 2009 reflects the uncertain macro economic environment and expected component supply constraints on certain products.  Our guidance also includes some revenue contribution from expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

	Sierra	Wavecom	Consolidated
Q4 2009 Guidance	Non-GAAP	Non-GAAP	Non-GAAP

Revenue	$107.0 million	$36.0 million	$143.0 million
Earnings (loss) from operations	$9.0 million	$(3.0) million	$6.0 million
Net earnings			$5.2 million
Earnings per share			$0.17/share

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Wednesday, October 28, 2009 at 2:30 PM PDT, 5:30 PM EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-888-231-8191   Passcode:  Not required

or

1-647-427-7450   Passcode:  Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://w.on24.com/r.htm?e=169699&s=1&k=E0919F8A31A34E50D55156FC356008EB.

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to:

http://www.microsoft.com/windows/windowsmedia/download

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-800-695-1018 or 1-402-220-1753

Passcode:  25484347#

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the fourth quarter of 2009, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) products connect people and machines to wireless networks around the world. We offer an advanced, comprehensive product line, addressing consumer, enterprise, original equipment manufacturer and specialized vertical industry markets.  We also offer a wide range of professional and operated services.  Our solutions are used for mobile computing, transportation, industrial M2M (machine-to-machine), enterprise, residential and consumer communications applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenue	$135,677	$136,794	$382,432	$434,441
Cost of goods sold	88,436	99,025	257,355	314,129
Gross margin	47,241	37,769	125,077	120,312

Expenses:
Sales and marketing	14,244	8,717	38,253	24,480
Research and development	22,705	13,062	60,642	40,894
Administration	8,530	5,011	24,373	15,696
Acquisition costs	364	—	7,690	—
Restructuring	5,332	—	15,927	—
Integration	1,332	—	2,522	—
Amortization	4,889	1,135	12,310	3,628
	57,396	27,925	161,717	84,698
Earnings (loss) from operations	(10,155)	9,844	(36,640)	35,614

Foreign exchange gain (loss)	1,981	(787)	3,015	(217)
Other income (expense)	(88)	1,309	(4,120)	4,467
Earnings (loss) before income taxes	(8,262)	10,366	(37,745)	39,864
Income tax expense (recovery)	(634)	3,110	328	11,960
Net earnings (loss)	(7,628)	7,256	(38,073)	27,904
Net loss attributable to the non-controlling interest	—	—	(909)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	(7,628)	7,256	(37,164)	27,904
Retained earnings (deficit), beginning of period	(8,263)	(19,954)	21,273	(40,602)
Excess of purchase price over assigned value of common shares acquired	—	(708)	—	(708)
Deficit, end of period	$(15,891)	$(13,406)	$(15,891)	$(13,406)

Earnings (loss) per share:
Basic	$(0.25)	$0.23	$(1.20)	$0.89
Diluted	$(0.25)	$0.23	$(1.20)	$0.89

Weighted average number of shares (in thousands):
Basic	31,032	31,273	31,032	31,328
Diluted	31,032	31,324	31,032	31,421

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$110,585	$63,258
Restricted cash	—	191,473
Short-term investments	25,304	18,003
Accounts receivable	85,278	67,058
Inventories	23,425	33,031
Deferred income taxes	5,293	5,565
Prepaid expenses	15,579	6,233
	265,464	384,621

Fixed assets	27,772	22,935
Intangible assets	76,671	15,291
Goodwill	106,871	33,013
Deferred income taxes	1,963	2,296
Other	8,794	4,230
	$487,535	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$65,987	$38,631
Accrued liabilities	55,294	47,568
Deferred revenue and credits	1,123	683
Current portion of long-term obligations	3,082	193
Current portion of obligations under capital leases	354	—
	125,840	87,075

Long-term obligations	2,477	316
Obligations under capital leases	301	—
Other long-term liabilities	34,687	14,789
Deferred income taxes	2,152	2,758

Shareholders’ equity:
Share capital	325,901	325,893
Treasury shares, at cost	(6,442)	(1,487)
Additional paid-in capital	15,185	12,518
Retained earnings (deficit)	(15,891)	21,273
Accumulated other comprehensive earnings (loss)	3,325	(749)
	322,078	357,448
	$487,535	$462,386

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cash flows from operating activities:
Net earnings (loss).	$(7,628)	$7,256	$(38,073)	$27,904
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	12,179	4,076	30,545	11,875
Stock-based compensation	1,693	1,618	6,427	4,913
Non-cash restructuring and other	4,163	—	4,163	—
Deferred income taxes	—	1,272	—	1,102
Loss (gain) on disposal	42	—	(7)	73
Unrealized foreign exchange loss on restricted cash	—	—	15,653	—
Unrealized foreign exchange loss on term loan	—	—	1,215	—
Changes in operating assets and liabilities
Accounts receivable	(12,314)	9,230	21,861	(7,081)
Inventories	4,344	(6,371)	17,148	(8,295)
Prepaid expenses and other assets	1,027	1,956	1,010	4,923
Accounts payable	10,281	2,750	(7,236)	8,285
Accrued liabilities	1,896	785	(8,206)	10,139
Deferred revenue and credits	(548)	180	(457)	9
Net cash provided by operating activities	15,135	22,752	44,043	53,847

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	—	(26,493)	(35)
Acquisition of OCEANE convertible bonds	—	—	(104,767)	—
Decrease in restricted cash	—	—	175,820	—
Proceeds on disposal	23	—	119	2
Purchase of fixed assets	(1,449)	(4,971)	(8,268)	(14,990)
Increase in intangible assets	(3,595)	(1,694)	(5,075)	(2,578)
Purchase of long-term investments	—	(5,169)	—	(5,169)
Purchase of short-term investments	(22,998)	(67,175)	(47,445)	(142,771)
Proceeds on maturity of short-term investments	16,200	38,214	40,260	154,134
Net cash provided by (used in) investing activities	(11,819)	(40,795)	24,151	(11,407)

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	102,716	—
Repayment of term loan	—	—	(103,931)	—
Financing costs	—	—	(3,914)	—
Issuance of common shares, net of share issue costs	5	339	5	1,023
Purchase of treasury shares for RSU distribution	(3,899)	(1,487)	(6,417)	(2,498)
Repurchase of common shares	—	(4,982)	—	(4,982)
Proceeds on exercise of Wavecom options	—	—	4,148	—
Repayment of long-term liabilities	(334)	(83)	(900)	(222)
Net cash used in financing activities	(4,228)	(6,213)	(8,293)	(6,679)

Effect of foreign exchange changes on cash and cash equivalents	(1,486)	—	(12,574)	—

Net increase (decrease) in cash and cash equivalents	(2,398)	(24,256)	47,327	35,761
Cash and cash equivalents, beginning of period	112,983	143,641	63,258	83,624
Cash and cash equivalents, end of period	$110,585	$119,385	$110,585	$119,385